Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations

(416) 947-1212

AGNICO EAGLE ANNOUNCES INVESTMENT IN
WALLBRIDGE MINING COMPANY LIMITED

Toronto (May 20, 2026) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle” or the “Company”) announced today that it entered into a subscription agreement with Wallbridge Mining Company Limited (“Wallbridge”), pursuant to which Agnico Eagle agreed to purchase 243,927,966 common shares of Wallbridge (“Common Shares”) at a price of C$0.092 per Common Share for total consideration of C$22,441,373 (the “Private Placement”). The Private Placement is subject to certain closing conditions, including approval of the Toronto Stock Exchange, and is expected to close on or about May 22, 2026.

Prior to entering into the Subscription Agreement, Agnico Eagle owned 115,358,013 Common Shares and 6,275,897 common share purchase warrants (the “Warrants”), entitling Agnico Eagle to acquire one Common Share per Warrant, representing approximately 9.44% of the issued and outstanding Common Shares on a non-diluted basis and 9.90% of the issued and outstanding Common Shares on a partially-diluted basis (assuming the exercise of the Warrants held by Agnico Eagle at such time). On closing of the Private Placement, Agnico Eagle is expected to own 359,285,979 Common Shares and 6,275,897 Warrants, representing approximately 19.62% of the issued and outstanding Common Shares on a non-diluted basis and 19.90% of the Common Shares on a partially-diluted basis (assuming exercise of the Warrants held by Agnico Eagle at such time).

On closing of the Private Placement, Agnico Eagle and Wallbridge will enter into an investor rights agreement, pursuant to which Agnico Eagle will be entitled to certain rights, provided it maintains certain ownership thresholds in Wallbridge, including: (a) the right to participate in equity financings or top-up its holdings in relation to dilutive issuances in order to maintain its pro rata ownership in Wallbridge at the time of such financing or dilutive issuance; and (b) the right (which Agnico Eagle has no present intention of exercising) to nominate one person (and in the case of an increase in the size of the board of directors of Wallbridge to nine or more directors, two persons) to the board of directors of Wallbridge.

Agnico Eagle is acquiring the Common Shares as part of its strategy of acquiring strategic positions in prospective opportunities with high geological potential. Depending on market conditions, strategic priorities and other factors, Agnico Eagle may, from time to time, acquire additional Common Shares, Warrants or other securities of Wallbridge or dispose of some or all of the Common Shares, Warrants or other securities of Wallbridge that it owns at such time.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact:

Investor Relations
Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

Telephone: 416-947-1212

Email: investor.relations@agnicoeagle.com

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7. Wallbridge’s head office is located at 129 Fielding Rd., Lively, Ontario P3Y 1L7.

About Agnico Eagle

Canadian-based and led, Agnico Eagle is Canada’s largest mining company and the second largest gold producer in the world, operating mines in Canada, Australia, Finland and Mexico. Agnico Eagle is advancing a pipeline of high-quality development projects in these regions to support sustainable growth over the next decade. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at May 20, 2026. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as “may”, “will” or similar terms.

Forward-looking statements in this news release include, without limitation, statements relating to Agnico Eagle’s acquisition of Common Shares pursuant to the Private Placement and expected ownership interest in Wallbridge, the closing of the Private Placement and agreements to be entered into in connection therewith, and Agnico Eagle’s acquisition or disposition of securities of Wallbridge in the future.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

2